UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Loomis Sayles Credit Income Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

888 Boylston St.

Boston, Massachusetts 02199-8197

Telephone Number (including area code):

(617) 449-2139

Name and address of agent for service of process:

Susan McWhan Tobin, Esq.

Natixis Distribution, LLC

888 Boylston Street

Boston, Massachusetts 02199-8197

With copies to:

Michael G. Doherty, Esq.

Jessica Reece, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 25th day of July 2025.

Loomis Sayles Credit Income Opportunities Fund

		By:	/s/ David Giunta
Name: David Giunta
Attest:	/s/ Susan McWhan Tobin		Title: Trustee
Name: Susan McWhan Tobin
Title: Secretary